UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENELABS TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

Gemstone Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, no par value per share
(Title of Class of Securities)

368706206
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:

Benet J. O’Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$57,107,614.50	$2,244.33

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated by adding the sum of (a) the offer price of $1.30 per share of common stock, no par value per share, of Genelabs Technologies, Inc. (the “Shares”) multiplied by 43,684,465 shares of common stock issued and outstanding, and (b) the offer price of $1.30 minus $0.69, which is the weighted average exercise price of outstanding in-the-money options to acquire Shares multiplied by 521,000, the number of outstanding in-the-money options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Genelabs Technologies, Inc., a California corporation (“Genelabs”), at a price of $1.30 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and GSK.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 12, 2008
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by GSK and Genelabs, dated October 29, 2008 (incorporated by reference to Schedule TO-C filed by GSK with the Securities and Exchange Commission on October 29, 2008)

(a)(1)(G)	Text of press release issued by GSK on November 12, 2008
(a)(1)(H)	Form of summary advertisement, published November 12, 2008
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs
(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of October 29, 2008, among Purchaser, SKB and certain shareholders of Genelabs
(d)(3)	Confidentiality Agreement, dated as of September 30, 2008, by and between SKB and Genelabs
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc

By:	/s/ Simon M. Bicknell
Name:     Simon M. Bicknell

Title:	Secretary

Gemstone Acquisition Corporation

By:	/s/ Carol G. Ashe
Name:     Carol G. Ashe

Title:	Authorized Signatory

Dated: November 12, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 12, 2008
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by GSK and Genelabs, dated October 29, 2008 (incorporated by reference to schedule TO-C filed by GSK with the Securities and Exchange Commission on October 29, 2008)
(a)(1)(G)	Text of press release issued by GSK on November 12, 2008
(a)(1)(H)	Form of summary advertisement, published November 12, 2008
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs
(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of October 29, 2008, among Purchaser, SKB and certain shareholders of Genelabs
(d)(3)	Confidentiality Agreement, dated as of September 30, 2008, by and between SKB and Genelabs
(g)	Not applicable
(h)	Not applicable